Via Facsimile and U.S. Mail
Mail Stop 6010

December 5, 2006

Mr. Evan Myrianthopoulos
Chief Financial Officer
Dor Biopharma, Inc.
1101 Brickell Avenue, 701-S
Miami, FL 33131

> **Re: Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-16929**

Dear Mr. Myrianthopoulos:

We have reviewed your September 8, 2006 response to our August 15, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation

Material Changes in Results of Operations

1.   We acknowledge your response to comment 2. Please provide us with additional information, in a disclosure-type format, that reconciles the total research and development expense presented in your proposed disclosure for each project to the total research and development expense on the face of your statement of operations for the year ended December 31, 2005. More specifically, the aggregate 2005 expense per your proposed disclosure appears to be $5,766,478, which does not reconcile to the face of your 2005 statement of operations. Please

either reconcile the individual project information to the aggregate 2005 expense or tell us why the amounts per your proposed disclosure do not reconcile to the 2005 statement of operations.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Intangible Assets

2.   We acknowledge your response to comment 4. Please provide us with further detail regarding the "alternative future use" associated with both the UTSW RiVax vaccine license ($425k) and the SRI Brookwood license fee ($600k), as contemplated under paragraph 11c. of SFAS No. 2. Specifically, please tell us whether you could have used the RiVax vaccine and the SRI/Brookwood platform technology, in their current condition at the time of purchase, in other identifiable research and development projects that you had identified to be commenced at a future date and whether you could reasonably believe that any such future projects would generate economic benefit for your company. Finally, please clarify for us the financial reporting period during which you capitalized each of these license fees and tell us what the unamortized balance was related to each as of December 31, 2005.

3.   We acknowledge your response to comment 5. It remains unclear, based on your response, how you concluded that it is appropriate to capitalize costs related to the protection/maintenance of your patent rights. Please tell us the basis for your accounting policy, referring to applicable authoritative accounting literature. Please also quantify for us the amount of such costs that you capitalized for the financial statement periods presented in your 2005 Form 10-KSB and tell us where you classified those costs on the related balance sheets.

Revenue Recognition

4.   We acknowledge your response to comment 6. Please confirm that you will include the expanded disclosure provided in your September 8, 2006 response letter in your next periodic report to be filed with the Commission, presumably your December 31, 2006 Form 10-KSB.

Note 7. Shareholders' Equity

Stock Compensation to Non-Employees

5.   We acknowledge your response to comment 8. Pursuant to Question 18 of FIN 44, it does not appear that a "grant date" existed for the 2004 employee/director

options in question until your board/shareholders approved your 2005 Equity Incentive Plan. As a result, it remains unclear why you believe variable accounting was appropriate for these stock options in December 2004. Giving consideration to Question 18 of FIN 44, please clarify your accounting position for us. Additionally, please provide us with a materiality analysis under the provisions of SAB No. 99 with respect to the $285,000 that you recorded as expense in fiscal 2004 and subsequently reversed to income in fiscal 2005.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant